

Dark LLC

GO DARK WITH DARK

Use the internet anonymously with web 3.0 technology

Problem

Americans are concerned about their privacy.

Data about our online activities can be tracked by companies, the government, and others.

60% of U.S. adults believe it is impossible to avoid being tracked by the government or corporations (Pew Research)

"A majority of Americans believe their online and offline activities are being tracked and monitored by companies and the government with some regularity."

Pew Research

Solution

Dark returns privacy back to the individual by allowing them to use the internet anonymously.

Using web 3.0 technology, the company is building an end-to-end private, secure internet platform, using blockchain-based IP service addresses, replacing the need for open records DNS systems.



Market Opportunity

According to Emergen Research, the web 3.0 market reached $3.2 billion in 2021. The market is expected to grow at a compound annual growth rate of almost 44% through 2030, reaching a total size of more than $81 billion.

Factors driving this growth include:

- Increasing demand for better user experience

- Connectivity advancements

- Growing preference for NFTs, digital collectibles and currencies

Business Model

The company plans to implement a subscription model:

- End users pay monthly subscription fee to protect their privacy

- Companies that want to place their products or services into our ecosystem pay a development fee plus an annual subscription fee

The Team



Peter Schmidt, Founder

Neuroscientist trained at Harvard, Cornell, and New York's Hospital for Special Surgery



Srikanth Vaddepati, Technology

Senior Software Engineer with over 8+ years experience in building software applications



Salma Shaik, Technology

Expert in payment wallets, formerly at Western Union



Noah Brooks, Technology

Co-founder of AI firm, Vorwo



Bilal Ibrahim, Senior Network Engineer

17+ year of networking experience

Thank You

DARK LLC

Use the internet anonymously with web 3.0 technology